 EXHIBIT 99.2

Silver Elephant’s El Triunfo Gold Project Drills 14 meters of

2.5g/t AuEq in Bolivia within 247 meters of 0.4 g/t AuEq,

Assays Pending from Triunfo East Discovery

Vancouver, British Columbia, April 4, 2022 – Silver Elephant Mining Corp. (“Silver Elephant” or the “Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces initial diamond drill results from the Company’s 100%-controlled El Triunfo gold-silver project located 75 km east of La Paz city, Bolivia. Five holes totaling 1,500 meters are underway to test induced polarization (“IP”) geophysical anomalies discovered in 2021.

TR009 encountered separate intersections of 14 meters of 2.5 g/t AuEq (0.8 g/t Au, 65 g/t Ag, 1.74% Pb, 1.44% Zn), 2 meters of 2.7 AuEq (0.2 g/t Au, 211 g/t Ag, 0.84% Pb, 0.24% Zn), and 4 meters of 2.6 g/t AuEq (2.4 g/t Au, 12.9 g/t Ag, 0.19% Pb, and 0.04% Zn) within 247 meters grading 0.4 AuEq, starting from 3 meters downhole.

TR010 encountered 1.2 meters of 7.7 g/t AuEq (2.4 g/t Au, 61 g/t Ag, 10.80% Pb, 2.98% Zn), 1 meter of 2.7 g/t AuEq (1.8 g/t Au, 27 g/t Ag, 0.81% Pb, and 1.25% Zn) within 45 meters grading 0.7 AuEq, starting from 7 meters downhole.

TR009 and TR010 were drilled at eastern and western edges of the Triunfo West block (“TWB”) and successfully expanded the mineralized width and open up the exploration prospects immediately west of the TWB. The TWB (featuring a strike length of 750 meters) is where Company’s maiden drill program in 2020 and artisanal mining took place. The maiden program included hole TR007 with 98.9 meters of 1 g/t AuEq (0.4g/t Au, 23 g/t Ag, 0.74% Zn, 0.58% Pb (see Company’s press release dated November 25, 2020)).

TR011, -012, -013 are drilled at wide spacing at the Triunfo East block (“TEB”), a 1.5 kilometer extension to the TWB that is separated by a fault that resulted in this area being previously unexplored until recently. The Company is currently drilling the final hole, TR013, of this program, and waiting for assay results for TR011 and TR012 expected in April.

If the TEB drilling discovers mineralization, when combined with TWB, the total Triunfo project mineralized strike length will triple to 2.3-kilometers, greatly enhancing the project’s potential.

1

Reported results are tabulated below:

Hole ID	From	To	Width (m)	Au (g/t)	Ag (g/t)	Pb %	Zn %	AuEq (g/t)
TR009	3.0	250.0	247.0	0.2	8.1	0.17	0.14	0.4
incl…	46.0	47.0	1.0	0.4	1.7	0.01	0.00	0.4
…and	109.0	115.0	6.0	0.5	1.9	0.02	0.00	0.5
…and	137.0	138.0	1.0	0.4	18.3	0.70	0.14	0.9
…and	154.0	156.0	2.0	0.2	211.0	0.84	0.24	2.7
…and	164.0	178.0	14.0	0.8	65.0	1.74	1.44	2.5
…and	193.0	197.0	4.0	1.2	2.1	0.04	0.01	1.2
…and	232.0	236.0	4.0	2.4	12.9	0.19	0.04	2.6
TR-010	7.0	52.0	45.0	0.3	8.7	0.58	0.40	0.7
incl…	24.0	25.0	1.0	1.8	27.0	0.81	1.25	2.7
…and	39.6	40.8	1.2	2.4	61.4	10.80	2.98	7.7
TR-010	144.0	151.0	7.0	0.4	2.4	0.00	0.00	0.5
TR-010	190.0	192.0	2.0	0.9	4.6	0.05	0.03	0.9
TR-010	219.0	221.0	2.0	0.6	5.3	0.01	0.04	0.6
TR-010	237.0	245.0	8.0	0.4	4.5	0.04	0.04	0.4
incl…	241.0	243.0	2.0	1.1	5.0	0.01	0.01	1.2
TR-010	290.0	291.0	1.0	0.3	95.3	1.96	0.20	2.0

___________

*AuEq: Gold equivalent calculation uses a gold price of $1,795, a zinc price of $0.93, a lead price of $0.80, and a silver price of $18.30 (all USD) and assumes a 100% metallurgical recovery. Gold equivalent values can be calculated using the following formula: AuEq = Au g/t + (Ag g/t x 0.0102) + (Zn % x 0.3551) + (Pb % x 0.3055). Core widths are not true widths. True widths are estimated to range between 45-78% of true widths based on core angle measurements.

Summaries of each hole and their target rationale are provided in the discussion below.

TR009 was collared 55 meters north of TR006 (36 meters 0.97 g/t AuEq) from Company’s maiden drilling program in 2020. TR009 was drilled southward into the eastern edge of the TWB and increased the width of known mineralization.

The 55-meter step-back was rationalized based on geological mapping that was completed in 2021 that identified wider zonation of host-rocks for the project’s mineralization, and also delineated the bounding structures to the main hanging wall and footwall bedrock. The hole tested drilling from the bounding structure into the host-rock and encountered near-surface continuous mineralization, as well as numerous high-grade gold-bearing zones across these host-rocks.

TR010 was based on a concept similar to TR009 (i.e. proposed drilling based on geological mapping to determine bounding structures), collaring 160m north-northeast of the previously drilled TR004 (3 meters of 1.16 g/t Au) and drilled from the northside hanging wall contact to the south, located at the western edge of the TWB. TR010 confirms that mineralization does extend westward. Prior drilling in this area was from the south to the north (TR004) which did not encounter mineralization. Geological mapping suggests that TR004 was drilled subparallel to the main structure and therefore did not properly intercept the main host-rocks. The results of TR010 show that this zone does continue to the west, leaving the TWB open in this direction.

Visit www.silverelef.com for El Triunfo maps.

2

Quality Assurance and Quality Control

Silver Elephant adopts industry-recognized best practices in its implementation of QA/QC methods. Rock chip samples average between 5-7 kilograms. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation and then shipped to ALS Global laboratories in Lima, Peru for analysis. Samples are analyzed using Intermediate Level Four Acid Digestion. Silver overlimits (“ore grade”) are analyzed using fire assay with a gravimetric finish. The ALS Laboratories sample management system meets all the requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures. A geochemical standard control samples are inserted into the sample stream. The laboratory also includes duplicates of samples, standards and blanks for additional QA/QC. Check assays are reviewed prior to the release of data. Assays are also reviewed for their geological context and checked against field descriptions.

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person as defined by the guidelines in NI 43-101.

About Silver Elephant

Silver Elephant Mining Corp. is a premier silver mining and exploration, and owns 39% of Battery Metals Royalties Corp.

Further information on Silver Elephant and Battery Metals Royalties can be found at www.silverelef.com and www.royalbatt.com

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101

info@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

3

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Silver Elephant’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Silver Elephant’s forward-looking statements. Silver Elephant believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Silver Elephant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Silver Elephant undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.

4